RICHARDSON

& ASSOCIATES

ATTORNEYS AT LAW

January 30, 2017

MailStop 3561

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:          Mara L. Ransom, Assistant Director of Consumer Products

Daniel Porco

Re:      HyGen Industries, Inc.

Pre-Qualification Amendment Number Six

            Offering Statement on Form 1-A

            Filed January 25, 2016

            File No. 024-10518

Dear Commission:

    Enclosed for filing on behalf of HyGen Industries, Inc. (the "Company") is Pre-Qualification Amendment Number Six to the above referenced Offering Statement on Form 1-A, redlined to show changes from the previous filing (the "Offering Statement").

Very Truly Yours,

Mark J. Richardson

cc:        Richard Capua, President

            Paul Dillon, Chief Financial Officer

1453 Third Street Promenade, Suite 315, Santa Monica, California 90401

Telephone (310) 393-9992     Facsimile (310) 393-2004